                                                        [SHIP LOGO VANGUARD/(R)]



VANGUARD/(R)/ EXPLORER/(TM)/ FUND


SUPPLEMENT TO THE PROSPECTUS DATED APRIL 29, 2008


IMPORTANT CHANGES TO VANGUARD EXPLORER FUND
NEW ADVISOR JOINS INVESTMENT ADVISORY TEAM

The board of trustees of Vanguard Explorer Fund has added Century Capital Management, LLC (Century Capital), to the Fund's investment advisory team. Effective immediately, Century Capital will manage a modest portion of the Fund's assets.

Century Capital and the Fund's six other investment advisors each independently select and maintain a portfolio of common stocks for the Fund. The Fund's board of trustees determines the proportion of the Fund's assets to be managed by each advisor and may change these proportions at any time.


INVESTMENT OBJECTIVE, PRIMARY INVESTMENT STRATEGIES, PRIMARY RISKS, AND FEES AND EXPENSES

The Fund's investment objective, primary investment strategies, and primary risks will not change. The addition of Century Capital is not expected to have a material impact on the Fund's fees or expenses for the current fiscal year.


PROSPECTUS TEXT CHANGES

THE PROSPECTUS IS REVISED AS FOLLOWS:

In the Fund Profile section, under "Additional Information," the following text is added as the second bullet point under "Investment Advisors":

- Century Capital Management, LLC, Boston, Mass., since 2008







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In the More on the Fund section, under "Security Selection," the following text is added after the paragraph describing Chartwell Investment Partners:

Century Capital Management, LLC (Century Capital), which began managing a portion of the Fund's assets in June 2008, employs a fundamental, bottom-up investment approach that attempts to identify reasonably priced companies that will grow faster than the overall market. Independent research is a core tenet. Analysts are expected to make at least 80 company visits per year, including meeting with the second or third tier of management. The ideal investment is a reasonably valued, well-managed company in a non-capital-intensive business. Such a company would also need to have established products or services, a high return on equity, high recurring revenues, and improving margins.

In the INVESTMENT ADVISORS section, the following text is added as the sixth bullet point:

- Century Capital Management, 100 Federal Street, Boston, MA 02110, is an investment advisory firm that provides investment management services to institutions and individuals. The firm traces its origins to 1928 and the founding of Century Shares Trust. As of April 30, 2008, Century Capital managed approximately $2.3 billion in assets.

In addition, the first sentence in the paragraph following the bulleted list is replaced with the following text:

The Fund pays six of its investment advisors--Granahan, Wellington Management, Kalmar, AXA Rosenberg, Chartwell, and Century Capital--on a quarterly basis.

The last sentence in the same paragraph is replaced with the following:

For these purposes, the cumulative total return of each advisor's portion of the Fund is compared with that of the Russell 2500 Growth Index (a 50/50 split of the Russell 2500 and 2500 Growth Indexes for Century Capital) over a trailing 36-month period.

In the "Plain Talk/(R) /About the Fund's Portfolio Managers," the following text is added immediately following the paragraph about Mr. Draper:

Alexander L. Thorndike, Chief Investment Officer and Managing Partner at Century Capital. He has worked in investment management since 1988, has managed investment portfolios for Century Capital since 1999, and has managed a portion of the Fund since June 2008. Education: A.B., Harvard University; M.B.A., J.L. Kellogg Graduate School of Management at Northwestern University.










(C) 2008 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                        PS24B 062008

                                                        [SHIP LOGO VANGUARD/(R)]



VANGUARD/(R)/ EXPLORER/(TM)/ FUND



SUPPLEMENT TO THE STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 29, 2008


IMPORTANT CHANGES TO VANGUARD EXPLORER FUND

NEW ADVISOR JOINS INVESTMENT ADVISORY TEAM
The board of trustees of Vanguard Explorer Fund has added Century Capital Management, LLC (Century Capital), to the Fund's investment advisory team. Effective immediately, Century Capital will manage a modest portion of the Fund's assets.

Century Capital and the Fund's six other investment advisors each independently select and maintain a portfolio of common stocks for the Fund. The Fund's board of trustees determines the proportion of the Fund's assets to be managed by each advisor and may change these proportions at any time.


STATEMENT OF ADDITIONAL INFORMATION TEXT CHANGES

Under the heading "Investment Advisory Services," the following text replaces similar text on page B-30 and adds one bullet point, in the second position.

The Explorer Fund currently uses seven investment advisors:


- Century Capital Management, LLC, provides investment advisory services for a portion of the assets in the Fund.

Also on page B-30, in the third paragraph following the bulleted list, the second sentence is amended to read as follows:

The basic fee will be increased or decreased by applying a performance fee adjustment based on the investment performance of the Portfolio relative to the investment performance of the Russell 2500 Growth Index (a 50/50 split of the Russell 2500 and Russell 2500 Growth Indexes for Century Capital) (for each: the Index).

On page B-31, the following text is added before the heading "B. Chartwell Investment Partners, L.P. ":


B. Century Capital Management, LLC (Century Capital)
Century Capital is a Massachusetts-based investment advisory firm, owned by the investment professionals within the firm, that provides investment management services to institutions and individuals. The firm traces its origins to 1928 and the founding of Century Shares Trust.


1. Other Accounts Managed
Alexander L. Thorndike manages a portion of Vanguard Explorer Fund. As of October 31, 2007, the Fund held assets of approximately $12.6 billion. As of October 31, 2007, Mr. Thorndike also managed 2 other registered investment companies with total assets of $1.1 billion and 38 other accounts with total assets of $802 million.





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

2. Material Conflicts of Interest
Century Capital seeks to identify potential conflicts of interest resulting from a portfolio manager's management of a fund and other accounts and has adopted policies and procedures designed to address such circumstances. These include procedures for the allocation of portfolio transactions and investment opportunities across multiple client accounts on a fair and equitable basis over time. Potential conflicts of interest may be related to the knowledge and timing of a fund's trades, broker selection, and fund investments. It is theoretically possible that certain information could be used to the advantage of some accounts managed by a portfolio manager to the detriment of others. A portfolio manager may have an incentive to allocate favorable or limited-opportunity investments or structure the timing of investments to favor accounts that have a higher advisory fee or a performance fee. Additionally, a portfolio manager may be the beneficial owner of a fund or other pooled investment vehicle, and a conflict may arise in which the portfolio manager may have an incentive to treat that fund or other pooled investment vehicle preferentially as compared to other accounts.


3. Description of Compensation
Mr. Thorndike receives a base salary, a cash bonus, and a package of employee benefits that is generally available to all salaried employees of Century Capital. In addition, he is an equity owner of the firm. Mr. Thorndike's base salary is determined annually and reflects his level of experience and his responsibilities and tenure at Century Capital. In addition, he is eligible for a cash bonus that is linked to the pre-tax investment performance of the two Century Funds for which he serves as portfolio manager. The performance of each Fund is measured against a specified index (the S&P 500 Index for Century Shares Trust and the Russell 2000 Growth Index for Century Small Cap Select Fund) over a three-year period. His bonus is not linked to the investment performance of any other account for which he serves as portfolio manager. Mr. Thorndike is an equity owner of Century Capital, which is a private, employee-owned limited liability company. Century Capital's profits are distributed to the firm's owners in the form of annual cash distributions. Such distributions represent a more significant percentage of Mr. Thorndike's total compensation than the base salary and performance bonus described above.


4. Ownership of Securities
As of October 31, 2007, Mr. Thorndike owned no shares of Vanguard Explorer Fund.

On page B-38, under the heading "H. Duration and Termination of Investment Advisory Agreements," which begins on page B-37, the following text replaces similar text:

The Trust's investment advisory agreements with AXA Rosenberg and Century Capital are binding for a two-year period. At the end of that time, each agreement will become renewable for successive one-year periods, subject to the conditions listed above.












(C) 2008 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                 PSAI024b 062008